November 18, 2008

VIA EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. William Friar

Re:	West Bancorporation, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 12, 2008
File No. 0-49677

Ladies and Gentlemen:

We are writing with respect to the preliminary proxy statement on Schedule 14A of West Bancorporation, Inc. (the “Company”), as filed with the SEC on November 12, 2008 (the “Proxy Statement”). Concurrently with the filing of this letter, the Company is filing a revised preliminary Proxy Statement (the “Revised Proxy Statement”).

Following our discussion with the staff on November 14, the Company has included in the Revised Proxy Statement condensed pro forma statements of income that show the pro forma impact assuming the Company received TARP proceeds at the minimum level and at the level for which the Company applied, which is slightly less than the maximum allowable amount. For both of these scenarios, pro forma data is shown for the year ended December 31, 2007 and the nine months ended September 30, 2008. The Company has also included in the Revised Proxy Statement the information called for by Item 13(a) of Schedule 14A. As permitted, the information required under Item 13(a)(1) through (5) has been incorporated by reference to Company filings with the SEC.

The pro forma information begins on page 6 of the Revised Proxy Statement and continues through page 9. The incorporation by reference to Company filings is on pages 12 and 13.

The Company recognizes that, because of the incorporation by reference to Company filings with the SEC, it is necessary to have a 20 business day time period between the mailing of the Definitive Proxy Statement and the Special Shareholders’ Meeting. The actual date of the Special Shareholders’ Meeting will be determined when the staff has completed its review of the Revised Proxy Statement, but we hope to hold the meeting around December 18, 2008. The record date for the meeting will remain November 7, 2008.

If you have any questions regarding the foregoing or the Revised Proxy Statement, please contact the undersigned at 515-222-2309.

Sincerely,

/s/ Douglas R. Gulling
Douglas R. Gulling
Executive Vice President and Chief Financial Officer